FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press Release dated January 11, 2010

2	Material Fact dated January 11, 2010

NOT FOR DISTRIBUTION IN ITALY OR ANY JURISDICTION IN WHICH THE
MAKING OR ACCEPTANCE OF THE TENDER OFFER WOULD NOT BE IN
COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION
Santander Announces a Cash Tender Offer for Abbey National plc’s 7.95% Term
Subordinated Securities due 2029 and Santander Central Hispano Issuances Limited’s
7.25% Subordinated Guaranteed Notes due 2015
11 JANUARY 2010
Banco Santander, S.A. (“Santander”) today announced the commencement of a cash tender offer (the “Tender Offer”) for any and all of the outstanding 7.95% Term Subordinated Securities due 2029 (the “Abbey notes”), issued by Abbey National plc (“Abbey”), and 7.25% Subordinated Guaranteed Notes due 2015 (the “SCHI notes” and, together with the Abbey notes, the “Notes”), issued by Santander Central Hispano Issuances Limited (“SCHI”). The Tender Offer will expire at 5:00 p.m., New York City time on January 19, unless extended.
Santander will pay holders $1,230 per $1,000 principal amount of Abbey notes, and $1,120 per $1,000 principal amount of SCHI notes, for validly tendered and accepted for payment pursuant to the Tender Offer, plus accrued and unpaid interest to, but not including, the payment date. Payment is expected to be made on or around the third business day following the expiration of the Tender Offer.
Additional terms and conditions of the Tender Offer are contained in the Offer to Purchase dated January 11, 2010 and the related Letter of Transmittal dated January 11, 2010, that is being sent to holders of the Notes.
Requests for copies of the Offer to Purchase and Letter of Transmittal may be directed to the Information and Tender Agent for the Tender Offer, Acupay System LLC, in New York at 1-212-422-1222, Attention: Sabrina Cruz, in London at +44 (0) 207-382-0340, Attention: Nina Santa Maria or via email at scruz@acupay.com. The Offer to Purchase and the Letter of Transmittal are posted at www.acupay.com/SanCashTender. The Dealer Manager for the Tender Offer is Banc of America Securities LLC. Questions regarding the Tender Offer can be directed to Acupay System LLC at the contact information listed above or to Banc of America Securities LLC, Debt Advisory Services, One Bryant Park, New York, NY 10036, Attention: Debt Advisory Services, 1-888-292-0070 (toll-free) or 1-646-855-3401 (collect).
The Tender Offer will not be made to, and any tenders will not be accepted from, or on behalf of, holders in any jurisdiction in which the making of such a tender offer would not be in compliance with the laws or regulations of such jurisdictions.

THE TENDER OFFER IS SUBJECT TO OFFER AND DISTRIBUTION RESTRICTIONS IN ITALY OR ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE TENDER OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTIONS, INCLUDING APPLICABLE SECURITIES OR “BLUE SKY” LAWS. THE DISTRIBUTION OF THIS ANNOUNCEMENT IN THOSE JURISDICTIONS IS RESTRICTED BY THE LAWS OF SUCH JURISDICTIONS.
Offer and Distribution Restrictions
Belgium
In Belgium, the Tender Offer is not, directly or indirectly, being made to, or for the account of, any person other than qualified investors within the meaning of Article 10 of the Law of June 16, 2006 on the public offering of securities and the admission of securities to trading on a regulated market, each acting on its own account, and the Tender Offer does therefore not constitute a public offer pursuant to Article 6, §3, 2° of the Law of April 1, 2007 on public takeover bids. This document and any other document relating to the Tender Offer has not been and will not be submitted to nor approved by the Belgian Banking, Finance and Insurance Commission (Commission Bancaire, Financière et des Assurances/Commissie voor het Bank-, Financie- en Assurantiewezen). Accordingly, the Tender Offer may not be advertised or made (either directly or indirectly) and this document may not be distributed or made available in Belgium other than to such qualified investors.
France
The Offer to Purchase and the Letter of Transmittal as well as any other offering material relating to the Notes have not been prepared in the context of a public offering of securities in France within the meaning of Article L.411-1 and seq. of the French Code monétaire et financier and Articles 211-1 and seq. of the Autorité des marchés financiers (“AMF”) General Regulations and has therefore not been submitted to the AMF for prior approval or otherwise and does not require a prospectus to be submitted for approval to the AMF. The Tender Offer is not made and will not be made, directly or indirectly, to the public in France and neither the Offer to Purchase, nor the Letter of Transmittal or any other offering material relating to the Note have been distributed or caused to be distributed or will be distributed or caused to be distributed in France, except only to persons licensed to provide the investment service of portfolio management for the account of third parties (“personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers”) and/or to “qualified investors” (“investisseurs qualifiés”) (as defined in Articles L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier) on the condition that no such document shall be delivered by these persons to anyone (in whole or in part). Such “qualified investors” are notified that they must act for their own account in accordance with the terms set out by Articles L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier.

Italy
The Tender Offer is not extended to any persons (natural or legal) resident in the Republic of Italy
The Tender Offer is not being made, directly or indirectly, in the Republic of Italy. The Tender Offer, the Offer to Purchase, the Letter of Transmittal and any other documents or material relating to the Offer have not been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. Accordingly, neither the Offer to Purchase, the Letter of Transmittal nor any other offering material relating to the Tender Offer or the Notes may be distributed or made available in the Republic of Italy.
Spain
Neither the Offers nor the Offer to Purchase constitute an offer of securities or the solicitation of an offer of securities to the public in Spain under the Spanish Securities Market Law (Ley 24/1988, de 28 de Julio, del Mercado de Valores), Royal Decree 1310/2005, of 4 November 2005 and Royal Decree 1066/2007, of 27 July 2007. Accordingly, the Offer to Purchase has not been submitted for approval and has not been approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
United Kingdom
The communication of the Offer to Purchase, the Letter of Transmittal and any other documents or materials relating to the Tender Offer is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or within Article 49(2)(a) to (d) or Article 43 of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (such persons together being the “Relevant Persons”). The Offer to Purchase and the Letter of Transmittal may only be distributed in the United Kingdom to Relevant Persons, and this communication must not be relied or acted upon by persons other than Relevant Persons. No part of this document should be published, reproduced, distributed or otherwise made available in whole or in part to any other person without the prior written consent of the Company.

NOT FOR DISTRIBUTION TO ANY U.S. PERSON, IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA (THE UNITED STATES) OR TO ANY PERSON LOCATED OR RESIDENT IN THE REPUBLIC OF ITALY OR TO ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT.
11 January 2010
ANNOUNCEMENT OF TENDER OFFERS
Banco Santander, S.A. (Banco Santander) has today invited holders of the securities set out below (the Securities) to tender any or all of the Securities for purchase by Banco Santander for cash (each such invitation an Offer and, together, the Offers).

					Aggregate
					Outstanding
				Purchase	Nominal
Series	Issuer	Securities[1]	ISIN	Price	Amount
1.	Santander Perpetual, S.A.U.	EUR 750,000,000 Guaranteed Perpetual Step-up Subordinated Notes	XS0206920141	93%	EUR 404,836,000
2.	Abbey National Plc	EUR 400,000,000 Fixed to Floating Rate Perpetual Callable Subordinated Notes	XS0117974740	100%	EUR 167,818,000
3.	Santander Central Hispano Financial Services Ltd	GBP 200,000,000 Guaranteed Perpetual Step-up Subordinated Notes	XS0131038522	103%	GBP 34,620,000
4.	Abbey National Plc	GBP 325,000,000 Ten Year Step-up Perpetual Callable Subordinated Notes	XS0117972702	100%	GBP 84,343,000
5.	Abbey National Plc	GBP 425,000,000 Fifteen Year Step-up Perpetual Callable Subordinated Notes	XS0117972967	100%	GBP 103,738,000
6.	Abbey National Plc	GBP 175,000,000 Twenty Year Step-up Perpetual Callable Subordinated Notes	XS0117973262	97%	GBP 73,046,000
7.	Abbey National Plc	GBP 275,000,000 Thirty Year Step-up Perpetual Callable Subordinated Notes	XS0117973429	93%	GBP 84,360,000
8.	Alliance & Leicester Plc	GBP 150,000,000 Step-up Subordinated Callable Notes	XS0164078791	93%	GBP 150,000,000
9.	Alliance & Leicester Plc	GBP 150,000,000 Subordinated Notes	XS0133956168	100%	GBP 150,000,000
10.	Santander Issuances, S.A.U.	GBP 800,000,000 Callable Subordinated Lower Tier 2 Step-up Fixed to Floating Rate Instruments	XS0327310669	107.5%	GBP 800,000,000
11.	Santander Issuances, S.A.U.	GBP 300,000,000 Callable Subordinated Step-up Fixed to Floating Rate Instruments	XS0261787898	105%	GBP 300,000,000

[1]
All references to an amount in EUR or in GBP in this column are to the original nominal amount of the Securities. Such nominal amount may have been reduced by prepayments in accordance with the terms of such Securities. The aggregate outstanding nominal amount of the Securities following any prepayments is reflected in the right-hand side column of this grid.

The Offers are being made upon the terms and subject to the conditions contained in the tender offer memorandum dated 11 January 2010 (the Tender Offer Memorandum), copies of which may be obtained free of charge from the Dealer Manager or the Tax Certification and Tender Agent (details of whom are set out below).
Capitalised terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum.
The Offers begin today, 11 January 2010 and will expire at 5.00 p.m. (Central European Time) on 19 January 2010 (the Expiration Deadline), unless extended, re-opened, amended and/or terminated as provided in the Tender Offer Memorandum. The deadlines set by any intermediary or clearing system will be earlier than this deadline. The expected settlement date (the Settlement Date) for the Offers is 22 January 2010.
If Banco Santander decides to accept valid tenders of Securities pursuant to an Offer, the total amount that will be paid to each holder of Securities (a Securityholder) on the Settlement Date for the Securities of such Securityholder accepted for purchase will be an amount (rounded (i) to the nearest €0.01 with half a cent rounded upwards for the Securities denominated in euro and (ii) to the nearest £0.01, with half a penny rounded upwards for the Securities denominated in Sterling) equal to the sum of:
(a)	the aggregate outstanding nominal amount of Securities of the relevant Series of such Securityholder validly tendered in such Offer multiplied by the relevant Purchase Price; and

(b)	the Accrued Interest Payment on such Securities of the relevant Series.
In respect of any Security, the outstanding nominal amount means the nominal amount of the relevant Security as at the Settlement Date (i.e. following any reduction of its nominal amount by prepayments prior to such date in accordance with the terms of such Security).
Banco Santander may, in its sole discretion, extend, re-open, amend, waive any condition of or terminate any Offer at any time (subject to applicable law and as provided in the Tender Offer Memorandum).
For further information, please contact:
DEALER MANAGER
Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom
For information by telephone: +44 20 7995 3715
Attention: John Cavanagh
Email: john.m.cavanagh@baml.com

TAX CERTIFICATION AND TENDER AGENT
Acupay System LLC
28 Throgmorton Street,
London, EC2N 2AN
For information by telephone:
+44 (0) 207 382 0340
Attention: Nina Santa Maria
Email: nsantamaria@acupay.com
Website: www.acupay.com/SanCashTender
Disclaimer: This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which must be read carefully before any decision is made with respect to the Offers. If you are in any doubt as to the action you should take, it is recommended that you seek your own financial advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Securities pursuant to the Offers. The distribution of this document in certain jurisdictions may be restricted by law (see “Offer and Distribution Restrictions” below). None of the Dealer Manager, Tax Certification and Tender Agent, Banco Santander or any other Group company makes any recommendation as to whether holders of Securities should tender Securities pursuant to the Offers.
The distribution of this announcement and the Tender Offer Memorandum may be restricted by law in certain jurisdictions.
Persons into whose possession this announcement and/or the Offers for purchase comes are required to inform themselves about, and to observe, any such restrictions.
Offer and Distribution Restrictions
Neither this announcement nor the Tender Offer Memorandum constitutes an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and the Tender Offer Memorandum comes are required by each of Banco Santander, the Dealer Manager and the Tax Certification and Tender Agent to inform themselves about, and to observe, any such restrictions.
United States
The Offers are not being made, and will not be made, directly or indirectly in or into, or by use of the mail of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States and no offer of Securities may be made by any such use, means, instrumentality, or facility from or within the United States or to persons located in the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. Accordingly, copies of this announcement and the Tender Offer Memorandum and any other documents or materials relating to the Offers are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to persons located in the United States. Any purported tender of Securities in an Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Securities made by a person giving instructions from within the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.

Each holder of Securities participating in an Offer will represent that it is not located in the United States and is not participating in such Offer from the United States or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in such Offer from the United States. For the purposes of this and the above paragraph, United States means United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Marina Islands), any state of the United States of America and the District of Columbia.
Italy
The Offers are not being made and will not be made, directly or indirectly, in or into the Republic of Italy (Italy). None of the Offers, this announcement and the Tender Offer Memorandum have been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, Securityholders are notified that, to the extent Securityholders are persons located or resident in Italy, the Offers are not available to them and they may not tender Securities in the Offers and, as such, any Tender Instructions received from such persons shall be ineffective and void, and none of this announcement nor Tender Offer Memorandum nor any other documents or materials relating to the Offers or the Securities may be distributed or made available in Italy.
United Kingdom
The communication of this announcement and the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Financial Promotion Order)) or persons who are within Article 43 of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.
Belgium
None of this announcement nor the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids or as defined in Article 3 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (together, the Belgian Public Offer Law), each as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and none of this announcement nor the Tender Offer Memorandum nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) have been nor shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Public Offer Law (as amended from time to time), acting on their own account. Insofar as Belgium is concerned, this announcement and the Tender Offer Memorandum have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in this announcement and the Tender Offer Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

France
The Offers are not being made, directly or indirectly, to the public in the Republic of France (France). None of this announcement nor the Tender Offer Memorandum nor any other document or material relating to the Offers have been nor shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties and/or (ii) qualified investors (Investisseurs Qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-2 and D.411-1 of the French Code Monétaire et Financier, are eligible to participate in the Offers. Neither this announcement nor the Tender Offer Memorandum has been nor will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.
Spain
None of the Offers nor this announcement nor the Tender Offer Memorandum constitute an offer of securities or the solicitation of an offer of securities to the public in Spain under the Spanish Securities Market Law (Ley 24/1988, de 28 de Julio, del Mercado de Valores), Royal Decree 1310/2005, of 4 November 2005 and Royal Decree 1066/2007, of 27 July 2007. Accordingly, neither this announcement nor the Tender Offer Memorandum has been submitted for approval nor approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
General
Neither or this announcement nor the Tender Offer Memorandum constitutes an offer to buy or the solicitation of an offer to sell Securities, and tenders of Securities in the Offers will not be accepted from Securityholders, in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, such Offer shall be deemed to be made by the Dealer Manager or such affiliate (as the case may be) on behalf of Banco Santander in such jurisdictions.
In addition to the representations referred to above in respect of the United States, each Securityholder participating in an Offer will also be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as set out in “Procedures for Participating in the Offers” in the Tender Offer Memorandum. Any tender of Securities for purchase pursuant to the Offers from a Securityholder that is unable to make these representations will not be accepted. Each of Banco Santander, the Dealer Manager and the Tax Certification and Tender Agent reserves the right, in its absolute discretion, to investigate, in relation to any tender of Securities for purchase pursuant to an Offer, whether any such representation given by a Securityholder is correct and, if such investigation is undertaken and as a result Banco Santander determines (for any reason) that such representation is not correct, such tender shall not be accepted.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: January 13, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President